OMB APPROVAL
OMB Number:	3235-0058
Expires:	April 30, 2025
Estimated average burden
hours per response	2.50
SEC FILE NUMBER
001-36644
CUSIP NUMBER
13089P 507

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calithera Biosciences, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

343 Oyster Point Blvd. Suite 200

Address of Principal Executive Office (Street and Number)

South San Francisco, California 94080

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calithera Biosciences, Inc. was unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, or the Q2 Form 10-Q, with the Securities and Exchange Commission, or the SEC, within the prescribed time period due to the time required to determine the accounting impact of its Series A preferred stock modification including the effect on earnings per share (basic and diluted).

Calithera Biosciences filed its Q2 Form 10-Q with the SEC on August 16, 2022, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Stephanie Wong	650	870-1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Appendix I for an explanation of the anticipated changes as reported in Calithera Biosciences, Inc. press release dated August 15, 2022, titled “Calithera Biosciences Reports Second Quarter 2022 Financial Results and Recent Highlights”

Calithera Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2022	By:	/S/ STEPHANIE WONG
Name: Stephanie Wong
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Appendix I

Selected Second Quarter 2022 Financial Results

Cash and cash equivalents totaled $41.8 million at June 30, 2022.

Research and development expenses for the second quarter 2022 were $7.8 million, compared to $12.8 million in the same period prior year. The decrease of $5.0 million was primarily due to decreases in the telaglenastat and CB-280 programs, partially offset by increases in the sapanisertib and mivavotinub programs.

General and administrative expenses for the second quarter 2022 were $3.6 million, compared to $4.5 million in the same period prior year. The decrease of $0.9 million was primarily due to decreased personnel-related costs.

Other income, net for the second quarter 2022 was $2.3 million, compared to other expense of $4,000 in the same period prior year, primarily attributable to the decrease in fair value of warrant liabilities.

Net loss was $9.1 million for the three months ended June 30, 2022.

Calithera Biosciences, Inc.

Selected Consolidated Statements of Operations Financial Data

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue:
License revenue	$—	$3,000	$—	$3,000

Total revenue	—	3,000	—	3,000

Operating expenses:
Research and development	7,758	12,820	17,324	28,159
General and administrative	3,618	4,487	7,878	9,915

Total operating expenses	11,376	17,307	25,202	38,074

Loss from operations	(11,376)	(14,307)	(25,202)	(35,074)
Other income (expense):
Transaction costs allocable to warrant liabilities	(475)	—	(475)	—
Change in fair value of warrants liabilities	2,706	—	2,706	—
Interest and other income (expense), net	68	(4)	59	368

Other income (expense), net	2,299	(4)	2,290	368

Net loss	$(9,077)	$(14,311)	$(22,912)	$(34,706)

Calithera Biosciences, Inc.

Selected Consolidated Balance Sheet Financial Data

(in thousands)

(unaudited)

	June 30, 2022	December 31, 2021
Balance Sheet Data:
Cash and cash equivalents	$41,789	$59,537
Working capital	33,930	47,446
Total assets	45,558	64,756
Total liabilities	10,307	15,672
Convertible preferred stock	22,342	40,702
Accumulated deficit	(495,878)	(491,326)
Total stockholders’ equity	35,251	8,382

4